UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-33153

Endeavour Silver Corp.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F  ☒

 INCORPORATED BY REFERENCE

Exhibits 99.1 through 99.2 to this Form 6-K of Endeavour Silver Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-272755) of the Company, as amended or supplemented.

SUBMITTED HEREWITH

Exhibit Number	Description

99.1	Underwriting Agreement dated November 21, 2024
99.2	Material Change Report dated November 21, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: November 21, 2024	/s/ Dan Dickson
Dan Dickson
CEO